SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 24, 2003

This Report on Form 6-K shall be incorporated by reference in our Registration Statement on Form S-8, as amended (File No. 333-12732)

to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended

STMicroelectronics N.V.

(Name of Registrant)

39, Chemin du Champ-des-Filles

1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐  No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐  No  ☒

Enclosures: STMicroelectronics N.V.’s First Quarter 2003 Revenues and Earnings

STMicroelectronics Reports 2003 First Quarter

Revenues and Earnings

•	Net revenues up 19.4% year-over year; down 9.4% from prior quarter

•	Differentiated products represented 70.0% of net revenues

•	Gross profit was $566.3 million; gross margin was 35.0%

•	Cash flow from operations totaled $423.5 million

Geneva, April 23, 2003—STMicroelectronics (NYSE: STM) reported financial results for the first quarter ended March 29, 2003.

First Quarter 2003 Results

Net revenues for the first quarter were $1,618.4 million, 19.4% above the $1,355.2 million reported for last year’s first quarter, and 9.4% below the $1,786.1 million reported for the prior quarter. Revenues from differentiated products were $1,132.3 million, representing 70.0% of the period’s net revenues. Analog and mixed signal ICs accounted for 52.5% of 2003 first quarter net revenues.

Gross profit was $566.3 million, an increase of 25.3% from the $452.0 million reported for the 2002 first quarter, and a 14.3% decline from the $660.6 million reported for the 2002 fourth quarter. Gross margin was 35.0%, compared to 33.4% in the similar year-ago period and 37.0% in last year’s fourth quarter.

Pasquale Pistorio, President and Chief Executive Officer, commented, “As anticipated, difficult market conditions persisted in the 2003 first quarter. On a year-over-year basis, ST’s revenue performance showed a marked improvement. Sequential comparisons, however, were affected beyond normal seasonal patterns, as business and geopolitical uncertainties caused order push-outs during the last month of the quarter across most of our end markets.”

“Gross profit and gross margin were up significantly from last year’s first quarter, but were penalized on a sequential basis by a combination of intense pricing pressure and the weaker U.S. dollar”. Mr. Pistorio noted, “These factors masked the short-term benefits of certain important manufacturing efficiencies that were achieved during the quarter.”

Operating income was $123.6 million, compared to the year-ago quarter’s $60.3 million, and prior quarter’s $209.1 million. Operating margin was 7.6% compared to 4.4% in the 2002 first quarter and 11.7% in the prior quarter.

Net income equaled $79.0 million for the 2003 first quarter, compared to the $32.9 million reported in last year’s first quarter and the $160.6 million earned in the 2002 fourth quarter. Earnings per diluted share were $0.09 for the first quarter of 2003 compared to $0.04 in the 2002 first quarter and $0.18 in the prior quarter. Included in 2003 first quarter net income and earnings per diluted share was a one-time pre-tax charge of $8.4 million related to the March 6, 2003 repurchase of $428,770,000 of the Company’s Zero Coupon Convertible Notes due 2010.

Mr. Pistorio added, “In the 2003 first quarter, ST continued to show its ability to rapidly respond to changing business trends. Despite the negative impact of the strengthened Euro, we managed to control SG&A and R&D expenses, which in the aggregate amounted to $457.1 million, remaining virtually flat with the $466.1 million incurred in the prior quarter.”

In the 2003 first quarter, research and development expenses were $282.9 million, virtually flat with the $282.4 million reported in the prior quarter, and 26.5% above the $223.7 million spent in the comparable year-ago period. R&D costs represented 17.5% of revenues in the 2003 first quarter compared to 15.8% of revenues in the 2002 fourth quarter, and 16.5% of revenues in the first quarter of 2002.

Selling, general and administrative expenses were $174.2 million for the 2003 first quarter, 5.2% below the $183.7 million incurred in the prior quarter and 23.1% above the $141.5 million spent in the similar year-ago period. As a percentage of net revenues, SG&A expenses were 10.8% compared to 10.3% and 10.4% in the 2002 fourth quarter and 2002 first quarter, respectively.

Balance Sheet Highlights

At March 29, 2003, ST had cash and cash equivalents and marketable securities of $2.36 billion and long-term debt of $2.61 billion. Shareholders’ equity was $7.18 billion. The net debt to shareholders’ equity ratio was 0.04.

Capital expenditures were $255.7 million in the 2003 first quarter, compared to $224.8 million in the fourth quarter of 2002, and $270.1 million in the year-ago first quarter.

Mr. Pistorio said, “Cash generation, which is a priority for the Company, was strong in the first quarter as cash flow from operations equaled $423.5 million, increasing on both a year-over-year and a sequential basis. Net operating cash flow before repurchase of debt was $ 154.5 million. The bond buy-back is expected to be accretive beginning in the 2003 second quarter and to result in interest cost savings close to $10 million in 2004.”

Additional First Quarter 2003 Financial and Operating Data

The following tables and commentary provide a breakdown of revenues and operating income by product group, product category, market segment and geographical area.

First Quarter 2003 Net Revenues and Operating Income By Product Group:

Group	Revenue	% of Net Revenue	Operating Income Q1 2003
	(Million US$)		(Million US$)
Telecommunications, Peripherals and Automotive (TPA)	$785.5	48.5%	$139.4
Consumer and Microcontroller (CMG)	282.6	17.5%	12.1
Memory Products (MPG)	262.1	16.2%	(26.4)
Discrete and Standard ICs (DSG)	272.2	16.8%	23.0
OTHER*	16.0	1.0%	(24.5)
TOTAL	$1,618.4	100.0%	$123.6

*	The ‘OTHER’ category includes such items as start-up costs and other unallocated expenses including: strategic (or special) research and development programs, certain corporate level operating expenses, restructuring charges, and other costs that are not allocated to product groups, as well as the revenues and operating earnings or losses of the New Ventures Group and the Subsystems Products Group.

Year-over-year revenue increases were posted by each product group, and operating income improvement was achieved by each group with the exception of MPG, which was penalized by a very difficult pricing environment. On a sequential revenue basis, the bright spot was CMG, which recorded a top line increase of 4.3% over the 2002 fourth quarter. The operating income of all product groups reflected pricing pressures affecting virtually every end- market.

Q1 2003 Revenue Breakdown by Product Category

	Revenue	% of Net Revenue
	(Million US$)
Differentiated Products	$1,132.3	70.0%
Micro & Memories	199.4	12.3%
Discretes	198.5	12.3%
Standard & Commodities	88.2	5.4%

Differentiated product revenues increased 18.9% year-over-year and declined 7% sequentially. This product family represented 70% of Q1 2003’s net revenues compared to 70.3% in last year’s first quarter and 68.2% in the prior quarter. Micro & Memories posted a 16.7% year-over-year increase, but declined 23.3% on a sequential basis as a result of pricing pressures and a less favorable product mix. Discretes were up 29.4% from Q1 2002 levels and down 5.2% sequentially, and Standard & Commodities increased 12.6% year-over-year and declined 10.7% sequentially.

Q1 2003 Revenue Breakdown By Market Segment

The convergence of applications has made it increasingly difficult to provide a precise breakdown of revenues by market segment. The following exhibit estimates, within a variance of 5%—10% in the absolute dollar amount, the relative weighting per market segment in Q1 2003.

Market Segment	% of Net Revenue
Automotive	15%
Consumer	20%
Computer	20%
Industrial & Other	15%
Telecom	30%

Q1 2003 Geographic Revenue Breakdown

By Customers’ Region of Origin

	Revenue	% of Net Revenue
	(Million US$)
Europe	$719.5	44.5%
North America	492.8	30.4%
Asia/Pac	247.4	15.3%
Japan	109.1	6.7%
Emerging Markets	49.6	3.1%

By Location of Order Shipment

	Revenue	% of Net Revenue
	(Million US$)
Europe	$470.5	29.0%
North America	227.7	14.1%
Asia/Pac	701.7	43.4%
Japan	72.7	4.5%
Emerging Markets	145.8	9.0%

All regions posted solid year-over-year revenue gains. By Customers’ Region of Origin, Asia/Pac and Emerging Markets were the best sequential performers, increasing 11.6% and 10.0%, respectively. At 43.4% of net revenues, Asia/Pac was by far the largest region by Location of Order Shipment.

Summary and Outlook

Mr. Pistorio commented, “Embedded in ST’s 2003 first quarter performance was the adherence to a long-term growth strategy which we believe will enhance our competitive position as the market recovers. Within a business climate characterized by intense price pressure and limited visibility, we maintained our emphasis on cash generation and cost containment, while we proceeded with key capital and core R&D investments.

“From a short-term perspective, we are anticipating difficult market conditions to persist in the 2003 second quarter, but demand for certain applications should strengthen. Current backlog data leads us to expect that ST’s 2003 second quarter revenues will be within the range of $1.68 billion to $1.72 billion, which indicates a sequential increase of between 3.8% and 6.3% and a year-over-year increase of between 9.7% and 12.3%. Gross margin for the period should post a sequential improvement to about 36%,” Mr. Pistorio said.

“Looking at a longer time horizon, we foresee an acceleration in the recovery of our served market in the second half of 2003,” Mr. Pistorio added. “Within this environment, and without a material decrease in the value of the US dollar, we expect progressively higher profitability levels for ST, driven by an increase in sales and improvement in the gross margin, which should be within the 38% to 40% range by the 2003 fourth quarter”.

Recent Developments

•	On March 6, 2003, ST repurchased $428.7 million of its Zero Coupon Senior Convertible Bonds due 2010, representing 19.98% of the total outstanding issue, for a total amount of $328.2 million. The repurchased Bonds were cancelled on March 28, 2003 in accordance with the terms of the Indenture.

•	At the Company’s Annual General Meeting held on March 12, 2003, shareholders approved the distribution of a cash dividend of $0.08 per share, twice the level of the prior year’s dividend payment.

•	As of April 22, 2003, STMicroelectronics’ shares were quoted ex dividend on all exchanges on which they are listed (New York, Euronext Paris, and Milan).
•	For holders of shares listed on Euronext Paris and the Milan Stock Exchange (Borsa Italiana) the payment date coincided with the ex-dividend date.
•	For holders of shares listed on the NYSE, the payment date will be April 29, 2003. The record date for US shareholders will be April 24, 2003.

•	On March 25, 2003, ST announced the acquisition of Proton World International (PWI), a leading smart card software company that specializes in high-security, payment and identification smart card systems and has developed an extensive network throughout the financial services and banking sectors. The acquisition will significantly increase ST’s smart card system know-how, particularly in the key banking and financial fields. The addition of this software expertise will fully complement ST’s leading-edge smart card chip technology and is in- line with the Company’s highly successful and long-standing System-on-Chip approach.

Products, Technology and Design Wins

•	The Crolles2 Alliance, comprising ST, Philips, and Motorola, inaugurated its next-generation 300mm facility in Crolles, near Grenoble, France. The joint R&D center will pioneer CMOS technology from 90nm processes to 32nm over the next five years.

•	First details were announced of the ‘Nomadik’ family of multimedia application processors that will enable portable terminals to play music, take pictures, record and play video, and host two-way visual communication in real time.

•	Live tests using a Eutelsat satellite confirmed the advantages of ST’s 8PSK Turbo Code technology, which increases throughput for advanced satellite broadcast services up to 50% over existing commercial satellite links.

•	In the emerging field of VDSL, ST introduced a chipset based on its DMT technology that delivers an aggregate data rate in excess of 100-Mbits/s over short loops. ST and Ikanos Communications also announced that they successfully demonstrated standards-compliant interoperability of their respective chipsets.

•	ST signed a new agreement with Alcatel to transfer an integrated platform and protocol stack for GPRS/GSM terminals to ST. This agreement includes the transfer of a team of 50 highly-skilled people from Alcatel to ST and gives ST access to proven, robust software to complement the chipset already transferred in a previous agreement.

•	ST and SRS Labs Inc. entered into a licensing and co-marketing agreement for SRS Labs’ virtual surround-sound technologies by which ST has become a bundled chip provider of these technologies for digital STB applications worldwide.

•	An important agreement was signed with Datang Mobile Communications Equipment, China, by which ST has licensed key expertise and intellectual property rights that it will use to develop TD-SCDMA/GPRS SoC products.

•	ST introduced several additions to its range of application-specific Flash memory devices. These new products are optimized for use in particular applications such as mobile phones, set-top boxes, and PCs.

•	The world’s first single-chip three-axis accelerometer sensor was introduced by ST. The device is aimed primarily at applications in handheld terminals implementing new, intuitive user interfaces based on movements.

•	ST began volume ramp-up of an automatic gearbox controller chipset for Magneti-Marelli and achieved design wins for digital car-radio receiver chips at European, US, and Japanese car radio makers as well as a design win for high-power, four-channel audio power amplifiers at a Japanese manufacturer.

•	In the HDD (Hard Disk Drive) market, ST sampled two new SoC devices built in 130nm technology. One includes a DSP, embedded Memory, and UDMA133 interface, while the other incorporates a Read Channel that delivers performance significantly greater than that of the previous read-channel generation. In the Preamplifier field, ST sampled a very low power BiCMOS device for mobile HDD applications with speed up to 800Mb/s. Design wins in this area included a motor controller for a major Asian HDD supplier.

•	ST started production of an 180nm Digital Printer Engine with embedded DRAM and gained an important design win from a leading manufacturer for a device for use in mid- to high-end printers. A new digital printer engine SoC was taped out in 130nm technology, while two more products in the same technology are in development with dedicated IP needed for Multi-Function Peripheral applications.

•	A license agreement was signed with Aspects Software that will enable ST to provide a system solution for a Java Card™ SIM for the GSM mobile phone markets.

•	ST was qualified by a leading Japanese game-console manufacturer as the preferred supplier for Ethernet physical-layer products.

•	Alcatel Shanghai Bell awarded ST the redesign of next-generation, 32-channel analog line cards. Also in China, production of line cards based on ST chips is now starting up at Huawei.

•	ST achieved multiple design-wins at leading PC motherboard manufacturers in the Asia/Pacific region for power-management chips for boards using the new Intel Prescot processor.

•	Independent market-analyst Dataquest ranked ST the number one overall supplier worldwide of Application Specific Devices, with ST number one in ASSP and number two in ASIC.

All statements included in this release and in the related conference call, other than statements which constitute historical facts are forward looking statements which are based on Management’s current expectations, views, beliefs and assumptions as of the date of this release.

Such statements, which inter alia describe the Company’s business strategy, relationships, outlook, plans, intentions or goals, are subject to various risks and uncertainties, which may cause actual results and performance of the Company’s business to differ materially and adversely from the forward-looking statements.

Factors which may cause actual results or performance to differ materially from the expectations of the Company or its Management include:

•	The demand for semiconductor products in the key application markets served by the Company’s products;

•	The intensively competitive and cyclical nature of the semiconductor industry, and the ability of the Company to compete in products and prices in such an environment;

•	The timely implementation by the Company of new manufacturing technologies and the necessary installation of required productive equipment.

•	The ability of the Company to develop, manufacture and market innovative products in a rapidly changing technological environment;

•	International events which affect the economic, social, political and health conditions in the countries in which the Company and its key customers operate;

•	Fluctuations in the exchange rates between the US Dollar and the Euro, and the US Dollar and the currencies of the other major countries in which the Company operates;

•	Order cancellations or postponements from key customers;

•	The anticipated benefits of Research & Development alliances and cooperative activities;

A more detailed discussion of these factors and the other “Risk Factors”, which may from time to time materially and adversely affect the Company, is contained in our Annual Report or Form 20-F of the year ended December 31, 2002, which was filed with the SEC on March 14, 2003.

Conference Call Information

The management of STMicroelectronics will conduct a conference call on April 24, 2003 at 9:00 a.m. U.S. Eastern Time/3:00 p.m. CET, to discuss operating performance for the first quarter of 2003.

The conference call will be available via the Internet by accessing the following Web address: www.vcall.com. Those accessing the webcast should go to the Web site at least 15 minutes prior to the call, in order to register, download and install any necessary audio software. The webcast will be available through May 2, 2003.

About STMicroelectronics

STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today’s convergence markets. The Company’s shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2002, the Company’s net revenues were $6.32 billion and net earnings were $429.4 million. Further information on ST can be found at www.st.com.

For further information please contact:

Investor Relations:

Stanley March	Fabrizio Rossini	Benoit de Leusse
Investor Relations Director	Investor Relations Senior Manager	Investor Relations Senior Manager
Tel: +1.212.821.89.39	Tel : +41.22.929.69.73	Tel : +41.22.929.58.12
Fax : +1.212.821.89.23	Fax : +41.22.929.69.61	Fax : +41.22.929.69.61
Email: stan.march@st.com	Email: fabrizio.rossini@st.com	Email : benoit.de-leusse@st.com

Financial Dynamics

Jean-Benoît Roquette / Nicole Curtin
Tél: 01.47.03.68.10
Jean-benoit.roquette@fd.com / nicole.curtin@fd.com

Media Relations

Maria Grazia Prestini
Director, Corporate Press Relations
Tel: +41.2.29.29.69.45
Fax: +41.2.29.29.69.50
Email: mariagrazia.prestini@st.com

Michael Markowitz
Director, U.S. Media Relations
Tel: +1.212.821.8959
Fax: +1.212.821.8922
Email: mike.markowitz@st.com

Financial Dynamics

Lorie Lichtlen
Media Relations
Tel. +33.1.47.03.68.10
Lorie.lichtlen@fd.com

STMICROELECTRONICS N.V.

CONSOLIDATED STATEMENTS OF INCOME

(in millions of U.S. dollars, except per share data ($))

	(Unaudited)
	Three Months Ended
	As Reported	As Reported
	March 29 2003	March 30 2002
Net sales	1,617.2	1,346.0
Other revenues	1.2	9.2

Net revenues	1,618.4	1,355.2
Cost of sales	(1,052.1)	(903.2)

Gross profit	566.3	452.0
Selling, general & administrative	(174.2)	(141.5)
Research & development	(282.9)	(223.7)
Other income and expenses, net	14.4	(16.9)
Impairment and restructuring charges and other related closure costs	0.0	(9.6)

Total Operating Expenses	(442.7)	(391.7)

Operating income	123.6	60.3
Interest expense, net	(17.4)	(15.4)
Equity in loss of joint ventures	0.0	(3.9)
Loss on extinguishment of convertible debt	(8.4)	0.0

Income before income taxes and minority interests	97.8	41.0
Income tax expense	(17.6)	(7.6)

Income before minority interests	80.2	33.4
Minority interests	(1.2)	(0.5)

Net income	79.0	32.9

Earnings per share (basic)	0.09	0.04
Earnings per share (diluted)	0.09	0.04
Number of weighted average shares used in calculating diluted earnings per share	891.1	897.5

STMICROELECTRONICS N.V.

CONSOLIDATED BALANCE SHEETS

	As at
	March 29, 2003	December 31, 2002
	(Unaudited)	(Audited)
	In millions of U.S. dollars
ASSETS
Current assets:
Cash and cash equivalents	1,259.4	2,561.8
Marketable securities	1,102.3	2.0
Trade accounts receivable	1,040.7	1,094.9
Inventories	977.3	930.5
Deferred tax assets	43.6	35.4
Other receivables and assets	622.7	566.2

Total current assets	5,046.0	5,190.8
Goodwill, net	158.5	158.9
Other intangible assets, net	303.5	311.6
Property, plant and equipment, net	6,178.4	6,219.6
Long-term deferred tax assets	30.2	28.4
Investments and other non-current assets	88.3	94.6

	6,758.9	6,813.1
Total assets	11,804.9	12,003.9

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank overdrafts	26.1	18.5
Current portion of long-term debt	177.1	146.0
Trade accounts payable	861.6	912.4
Other payables and accrued liabilities	579.9	605.5
Deferred tax liabilities	6.3	6.2
Accrued income tax	193.2	184.1

Total current liabilities	1,844.2	1,872.7

Long-term debt	2,432.2	2,796.9
Reserves for pension and termination indemnities	187.0	173.5
Long-term deferred tax liabilities	87.1	86.4
Other non-current liabilities	35.0	38.7

	2,741.3	3,095.5

Total liabilities	4,585.5	4,968.2

Commitment and contingencies
Minority interests	43.0	41.8
Common Stock	1,144.3	1,144.3
Capital surplus	1,863.8	1,863.5
Accumulated result	4,671.4	4,592.4
Accumulated other comprehensive loss	(154.8)	(258.0)
Treasury stock	(348.3)	(348.3)

Shareholders’ equity	7,176.4	6,993.9

Total liabilities and shareholders’ equity	11,804.9	12,003.9

STMICROELECTRONICS N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended
	March 29, 2003	March 30, 2002
	(Unaudited)	(Unaudited)
	In millions of U.S. dollars
Cash flows from operating activities:
Net income	79.0	32.9
Add (deduct) non-cash items:
Depreciation and amortization	370.2	319.6
Amortization of discount on convertible debt	21.8	21.5
Loss on extinguishment of convertible debt	8.4	0.0
Gain on the sales of marketable securities	0.0	(1.3)
Other non-cash items	(3.9)	6.2
Minority interest in net income of subsidiaries	1.2	0.5
Deferred income tax	(8.9)	(4.5)
Equity in loss of joint ventures	0.0	3.9
Changes in assets and liabilities:
Trade receivables	50.1	(35.0)
Inventories	(34.6)	33.9
Trade payables	(8.9)	(17.3)
Other assets and liabilities, net	(50.9)	(46.9)

Net cash from operating activities	423.5	313.5

Cash flows from investing activities:
Payment for purchases of tangible assets	(255.7)	(270.1)
Payment for purchase of marketable securities	(1,100.0)	(1,200.0)
Proceeds from the sale of marketable securities	0.0	1.3
Investment in intangible and financial assets	(13.3)	(29.1)

Net cash used in investing activities	(1,369.0)	(1,497.9)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	0.0	18.5
Repayment of long-term debt	(364.4)	(39.5)
Increase in short-term facilities	7.1	(0.3)
Capital increase	0.3	1.1
Other financing activities	(0.7)	0.0

Net cash used in financing activities	(357.7)	(20.2)
Effect of changes in exchange rates	0.8	0.1

Net cash decrease	(1,302.4)	(1,204.5)

Cash and cash equivalents at beginning of the period	2,561.8	2,438.8
Cash and cash equivalents at end of the period	1,259.4	1,234.3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMICROELECTRONICS N.V.

By:	/s/ PASQUALE PISTORIO
Pasquale Pistorio President and Chief Executive Officer

Date: April 24, 2003